SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

MERUS N.V.

(Name of Subject Company)

GENMAB HOLDING II B.V.

(Name of Filing Person (Offeror))

a wholly owned subsidiary

of

GENMAB A/S

(Name of Filing Persons (Parent of Offeror))

Common Share, nominal value €0.09 per share

(Title of Class of Securities)

N5749R100

(CUSIP Number of Class of Securities)

Greg Mueller

Carl Jacobsens Vej 30

2500 Valby

Denmark

+45 70 20 27 28

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Clare O’Brien Derrick Lott Harald Halbhuber Allen Overy Shearman Sterling US LLP 599 Lexington Avenue New York, NY 10022 Telephone: +1 (212) 848-4000	Christiaan de Brauw Olivier Valk Allen Overy Shearman Sterling LLP Apollolaan 15 1077AB Amsterdam The Netherlands Telephone: +31 20 674 1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 to Tender Offer Statement on Schedule TO (this “Amendment No. 4”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2025, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on October 21, 2025, by (i) Genmab A/S, a public limited liability company (Aktieselskab) organized under the laws of Denmark (“Genmab”), and (ii) Genmab Holding II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Genmab (as it may be amended or supplemented from time to time and together with the exhibits thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser to purchase all of the issued and outstanding common shares, nominal value €0.09 per share (each, a “Common Share,” and collectively, the “Common Shares”), in the capital of Merus N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“Merus”), in exchange for an amount in cash equal to $97.00 per Common Share (such amount, the “Offer Consideration”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”), copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively. The information set forth in the Offer to Purchase, including all schedules thereto, and the Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

This Amendment No. 4 is being filed on behalf of Genmab and Purchaser. All capitalized terms used in this Amendment No. 4 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase. Except as otherwise set forth in this Amendment No. 4, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 4. This Amendment No. 4 should be read together with the Schedule TO.

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 (Summary Term Sheet) through 9 (Persons/Assets Retained, Employed, Compensated or Used) and Item 11 (Additional Information) of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

At 5:00 p.m. New York City time on December 29, 2025, the Subsequent Offering Period expired. The Depositary has advised Genmab and Purchaser that, as of the expiration time of the Subsequent Offering Period, a total of 73,884,293 Common Shares were validly tendered pursuant to the Offer and not properly withdrawn (including a total of 2,421,216 Common Shares tendered during the Subsequent Offering Period). The aggregate number of Common Shares validly tendered pursuant to the Offer and not properly withdrawn represents approximately 97.39% of the total share capital of Merus (including approximately 3.19% of the total share capital of Merus tendered during the Subsequent Offering Period), in each case, issued and outstanding as of the expiration time of the Subsequent Offering Period and calculated in accordance with the Transaction Agreement. Purchaser has accepted for payment all Common Shares validly tendered pursuant to the Offer during the Subsequent Offering Period.

The Common Shares ceased to trade on Nasdaq prior to the opening of trading on December 30, 2025, and Nasdaq has filed or will file with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist the Common Shares from Nasdaq and deregister the Common Shares under Section 12(b) of the Exchange Act. In addition, after the Form 25 becomes effective, Purchaser intends to cause Merus to file with the SEC a Certification and Notice of Termination of Registration on Form 15 and take steps to cause the suspension of all of Merus’ reporting obligations to the SEC with respect to the Common Shares.

In accordance with the Transaction Agreement, Genmab and Purchaser consummated the Back-End Merger effective as of 6:00 p.m. New York City time on December 29, 2025 (12:00 a.m. Central European Time on December 30, 2025) and the Back-End Cancellation effective as of 6:30 p.m. New York City time on December 29, 2025 (12:30 a.m. Central European Time on December 30, 2025). As a result of the Back-End Merger and the Back-End Cancellation, each Common Share held by Merus Shareholders (other than Purchaser) as of immediately prior to the Back-End Merger (each, a “Minority Shareholder,” and collectively, the “Minority Shareholders”) was cancelled through the Back-End Merger and the Back-End Cancellation and converted into the right to receive an amount in cash equal to the Offer Consideration multiplied by the number of Common Shares held by such Minority Shareholder immediately prior to the Back-End Merger (the “Back-End Cancellation Consideration”), less any applicable withholding taxes, including any Dutch dividend withholding tax (dividendbelasting) due in respect of the Back-End Cancellation Consideration. No Common Shares remain outstanding following the consummation of the Back-End Merger and the Back-End Cancellation. As described in the Offer to Purchase, Equiniti Trust Company, LLC, the paying agent for payment of the Back-End Cancellation Consideration (the “Paying Agent”), will deduct and withhold Dutch dividend withholding tax (dividendbelasting) from the Back-End Cancellation Consideration payable in respect of the Back-End Cancellation, in an amount equal to $10.67 (“Dutch Dividend Tax Amount”) for each Common Share cancelled through the Back-End Merger and the Back-End Cancellation and converted into the right to receive an amount in cash equal to the Back-End Cancellation Consideration. Promptly following the Back-End Cancellation Effective Time, Genmab instructed the Paying Agent to deduct and withhold the Dutch Dividend Tax Amount from the Back-End Cancellation Consideration payable in respect of the Back-End Cancellation and remit the Dutch Dividend Tax Amounts so withheld to the Dutch tax authority or, at the direction of New TopCo, to New TopCo (which will subsequently remit such Dutch Dividend Tax Amounts to the Dutch tax authority).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2025

GENMAB HOLDING II B.V.

BY:	/s/ Jan G. J. van de Winkel
Name:	Jan G. J. van de Winkel
Title:	Authorized Signatory

GENMAB A/S

BY:	/s/ Jan G. J. van de Winkel
Name:	Jan G. J. van de Winkel
Title:	President & Chief Executive Officer

BY:	/s/ Anthony Pagano
Name:	Anthony Pagano
Title:	Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated as of October 21, 2025.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Newspaper Advertisement, as published in The Wall Street Journal on October 21, 2025.

(a)(5)(A)	Company Announcement, dated September 29, 2025: Genmab to Acquire Merus, Expanding Late-Stage Pipeline and Accelerating into a Wholly Owned Model (incorporated by reference to Exhibit 99.A5A of the Schedule TO-C as filed by Genmab with the SEC on September 29, 2025).

(a)(5)(B)	Genmab investor call slides, dated September 29, 2025 (incorporated by reference to Exhibit 99.A5B of the Schedule TO-C as filed by Genmab with the SEC on September 29, 2025).

(a)(5)(C)	Social Media posts of Genmab and Jan G.J. van de Winkel, President and Chief Executive Officer of Genmab, dated September 29, 2025 (incorporated by reference to Exhibit 99.A5C of the Schedule TO-C as filed by Genmab with the SEC on September 29, 2025).

(a)(5)(D)	Investor Relations call transcript, dated September 29, 2025 (incorporated by reference to Exhibit 99.A5D of the Schedule TO-C as filed by Genmab with the SEC on September 29, 2025).

(a)(5)(E)*	Media Release, dated as of October 21, 2025: Genmab Commences Tender Offer for All Issued and Outstanding Common Shares of Merus N.V.

(a)(5)(F)	Company Announcement, dated as of December 12, 2025: Genmab Announces Completion of Tender Offer for Outstanding Common Shares of Merus N.V. and Commencement of Subsequent Offering Period (incorporated by reference to Exhibit 99.1 of the Form 6-K as filed by Genmab with the SEC on December 12, 2025).

(b)*	Debt Commitment Letter, dated as of September 29, 2025, by and between Genmab and Morgan Stanley Senior Funding, Inc.

(d)(1)	Transaction Agreement, dated as of September 29, 2025, by and among Genmab, Purchaser and Merus (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Merus with the SEC on September 29, 2025).

(d)(2)*	Confidentiality Agreement, dated as of August 20, 2025, by and between Genmab and Merus

(d)(3)*	Exclusivity Agreement, dated as of September 21, 2025, by and between Genmab and Merus

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed.
**	Filed herewith.